Exhibit 99.1

mwe.com Timothy Hoeffner Attorney at Law thoeffner@mwe.com +1 212 547 5595

December 15, 2020

VIA EMAIL AND OVERNIGHT DELIVERY

James C. Roumell

Roumell Asset Management, LLC

2 Wisconsin Circle, Suite 640

Chevy Chase, MD 20815

jroumell@roumellasset.com

Re:	Roumell Asset Management/Enzo Biochem, Inc.

Dear Mr. Roumell:

We write on behalf of Enzo Biochem, Inc. (“Enzo” or the “Company”). Enzo is in receipt of the letter from you on behalf of Roumell Asset Management, LLC (“Roumell”), dated December 8, 2020, in which Roumell demanded the inspection of books and records of Enzo (the “Demand”). For the reasons set forth below, we believe the Demand is improper in its scope.

New York Business Corporations Law (“NYBCL”) Section 624(b) is not intended to permit a fishing expedition. Rather, “it is limited to those documents which in…the situation requires be reviewed.” Dwyer v. DiNardo & Metschl, P.C., 41 A.D.3d 1177, 1179 (4th Dep’t 2007) (internal citations omitted) (holding that “because petitioner sought to verify respondent’s book value to determine the correct value of his shares, petitioner’s right of inspection should be limited to those books and records relevant and necessary to establish the book value of respondent’s stock”).

The Demand, however, contains an extensive list of document requests that are not relevant or necessary to the stated purpose of “communicating with the Company’s shareholders in connection with the election of directors.” (See Demand at 1-3.) For example, the Demand requests, “[a]ll information in the Company’s…possession…concerning the number, identity of, and shares held by the actual beneficial owners of the Common Stock” or “[a]ll information in, or that comes into the Company’s…possession… relating to the names of the non-objecting beneficial owners of the Common Stock….” Such requests are the very type of overly broad requests that courts routinely reject as improper when made as part of a books and records demand. See e.g., Tatko v. Tatko Bros. Slate Co., Inc., 173 A.D.2d 917 (3d Dep’t 1991) (holding that petitioner’s right of inspection should be limited to those books and records relevant and necessary to address the stated purpose); Beryl v. U.S. Smelting Ref. & Min. Co., 228 N.Y.S.2d 394, 396 (N.Y. Sup. Ct. 1962) (holding, in part, that where petitioner for inspection and discovery of corporate books sought not only an examination of the corporate books, ledgers, journals and cash books of corporation and its subsidiaries but also many other trivial documents, such request should be denied).

340 Madison Avenue New York NY 10173-1922 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

James C. Roumell

December 15, 2020

Finally, the Demand is also overbroad in timeframe, as many requests lack any temporal limitation. See Tatko, 173 A.D.2d at 919 (holding, in part, that the Supreme Court’s order granting inspection was too expansive in the absence of a temporal limitation in the shareholder’s demand).

For these reasons, the Demand is improper under New York law.

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Without conceding that the Demand complies with Section 624 or states a proper purpose, the Company is willing to meet and confer with you to discuss in more detail the nature, basis and scope of Roumell’s demands, and to determine whether a reasonable accommodation might be reached. To the extent the Company is willing to make available to Roumell such information that a shareholder is entitled to inspect and copy, and that is in the Company’s possession, pursuant to Section 624, that willingness is subject to the following conditions:

1.	Roumell signs and returns to us the enclosed Confidentiality Agreement requiring Roumell and its affiliates and associates to protect the privacy interests of the Company’s shareholders.

2.	Roumell reimburses the Company in advance for its expenses incurred in connection with its production of the Demand Materials in accordance with Section 624. Such payment should be made by delivery of a certified check, made payable to the Company, to the Secretary of the Company at its principal executive offices. In the event additional Demand Materials are made available to Roumell, Roumell will be required to reimburse the Company for its reasonable expenses on an ongoing basis, as stated in the Demand.

3.	Roumell agrees that the Demand Materials will be utilized solely for the purpose set forth in the Demand.

The Company expressly reserves, and without waiving, any and all rights and defenses that the Company may have with respect to the Demand and any further requests or actions of Roumell. Nothing herein should be construed as an admission that the Demand complies with New York law.

Should you have questions regarding the foregoing, please contact me at (212) 547-5595.

Sincerely,

/s/ Timothy E. Hoeffner
Timothy E. Hoeffner